Exhibit 99.2

Naked Brand Group Limited Appoints David Anderson as Chief Financial Officer

20-Year Consumer Goods Financial Executive to Augment Company’s New Strategic Direction & Planned Return to Profitability

SYDNEY - June 11, 2019 - Naked Brand Group Limited (Nasdaq: NAKD) (“Naked” or the “Company”), a global leader in intimate apparel and swimwear, has appointed experienced financial executive and proven business leader David Anderson as the company’s new chief financial officer. Anderson will succeed Howard Herman, current chief financial officer who will remain with the company until June 17, 2019 and through the company’s upcoming 20-F filing.

Mr. Anderson joins Naked from his role as Head of Finance for Goodman Fielder, one of the largest consumer goods companies in New Zealand, where he oversaw all financial aspects of the business and led numerous successful accretive acquisitions. During his time at Goodman Fielder, Anderson developed and spearheaded the implementation of several strategic initiatives to drive improved performance throughout the business.

Prior to Goodman Fielder, Mr. Anderson acted as Chief Financial Officer and Chief Operating Officer for Icebreaker, a global apparel brand sold in 43 countries worldwide. Mr. Anderson played an instrumental role in managing Icebreaker’s immense growth as it approximately quadrupled sales as it moved from a wholesale to a direct to consumer model, chiefly through company owned retail stores and eCommerce.

Previously, Anderson worked at PricewaterhouseCoopers, where he was Associate Director for Business Recovery Services, focusing primarily on business turnaround assignments. Anderson holds a Bachelor of Commerce and administration in accountancy and commercial law, as well as a Bachelor of Arts in politics from Victoria University, Wellington.

“We welcome David Anderson as our new chief financial officer during a critical financial and operational inflection point for the company,” said Anna Johnson, Chief Executive Officer of Naked Brand Group Limited. “The necessary corporate restructuring has been completed and now David will bring the financial expertise required to orchestrate our aggressive growth plans. In fact, David’s logistics and supply chain experience will be invaluable as we implement the next phase of our cost reduction and efficiencies into the business. In addition to those synergies, Mr. Anderson’s proven track record in corporate turnarounds and mergers and acquisitions in the consumer sector will also amplify our initiatives in the direct to consumer model at Naked.

“Finally, I would like to thank Howard Herman, who has resigned from the business to pursue new career opportunities, for his outstanding service to the company as CFO over the past several years and for his commitment to completing the Naked and Bendon Merger process. We wish him the best in his future endeavors. We look forward to working with David Anderson going forward to execute upon our strategic new direction, generating long-term, sustainable value for our shareholders,” concluded Johnson.

“I am thrilled to join the team at Naked,” said David Anderson. “The company is entering an exciting, transformative period in its history as it transitions to a consumer led strategy for all of our global trading partners to leverage from. I look forward to playing an integral role in its future growth, working closely with Anna and the board to lead the company into 2019 and beyond.”

About Naked Brand Group Limited:

Naked Brand Group Limited (NASDAQ: NAKD) is a leading intimate apparel and swimwear company with a diverse portfolio of brands. The company designs, manufactures and markets a portfolio of 11 company-owned and licensed brands, catering to a broad cross-section of consumers and market segments. Brands include Naked, Bendon, Bendon Man, Davenport, Fayreform, Hickory, Lovable, Pleasure State, Heidi Klum Intimates, Heidi Klum Man, Heidi Klum Swim. Naked Brand Group Limited products are available in 44 countries worldwide through 6,000 retail doors, a growing network of E-commerce sites and 61 company-owned Bendon retail and outlet stores in Australia and New Zealand. Brands are distributed through premier department stores, specialty stores, independent boutiques and third-party e-commerce sites globally, including Macy’s, Nordstrom, Saks Fifth Avenue, Harrods, Selfridges, Amazon and ASOS among others. For more information please visit www.nakedbrands.com.

Forward-Looking Statements:

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as ‘‘may,’’ ‘‘believe,’’ ‘‘anticipate,’’ ‘‘could,’’ ‘‘should,’’ ‘‘intend,’’ ‘‘plan,’’ ‘‘will,’’ ‘‘aim(s),’’ ‘‘ can,’’ ‘‘would,’’ ‘‘expect(s),’’ ‘‘estimate(s),’’ ‘‘project(s),’’ ‘‘forecast(s)’’, ‘‘positioned,’’ ‘‘approximately,’’ ‘‘potential,’’ ‘‘goal,’’ ‘‘pro forma,’’ ‘‘strategy,’’ ‘‘outlook’’ and similar expressions. Examples of forward-looking statements include, among other things, statements regarding future financial performance, future growth in our business, trends in our industry, product innovation and operational expansion. All such forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: our ability to integrate the operations of Bendon Limited and Naked Brand Group Inc.; the risk that the projected value creation and efficiencies from the transaction with Bendon Limited and Naked Brand Group Inc. will not be realized; difficulties in maintaining customer, supplier, employee, operational and strategic relationships; the possibility that a robust market for our shares may not develop; our ability to raise additional financing; our ability to anticipate consumer preferences; and the other risks and uncertainties set forth under ‘‘Risk Factors’’ in our Annual Report on Form 20-F for the fiscal year ended January 31, 2018, as amended. Further, investors should keep in mind that our revenue and profits can fluctuate materially depending on many factors. Accordingly, our revenue and profits in any particular fiscal period may not be indicative of future results. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Investor Contact:

Joel Primus

Naked Brand Group Limited

joel@thenakedshop.com

Chris Tyson

MZ North America

chris.tyson@mzgroup.us

949-491-8235